405 State Highway 121 Bypass, Bldg A, Suite 250, Lewisville, TX 75067 Ph: (214) 488-6300 Fax: (972) 459-4800 www.ushomesystems.com

November 13, 2009

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-9295

Mail Stop 4631

Re:	U.S. Home Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

File No. 000-18291

Dear Mr. Cash:

This letter is in response to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 6, 2009, (the “Comment Letter”) regarding the annual report on Form 10-K for the year ended December 31, 2008 and Form 10-Q reports for the quarters ended March 31, and June 30, 2009, of U.S. Home Systems, Inc. (the “Company”).

For your convenience, we have restated each Staff comment and then provided our response. The Company supplementally advises the Staff as follows:

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 24

1.

We note your disclosure that your credit facility contains certain ratios related to tangible net worth and fixed charge coverage. If you believe it is reasonably likely that you will not meet these covenants, please expand your

Mr. John Cash

November 13, 2009

future filings to also present your actual ratios versus the minimum/maximum ratios permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Response:

We do not believe that it is likely that we would fail to meet the covenants specified in our credit facility. However, given the uncertainties in the current economic environment, management believes the users of the financial statements would benefit from added disclosures regarding our financial covenants and actual ratios as of the reporting date. Therefore we have included the actual credit facility ratios, as well as the required minimum/maximum ratios permitted as of September 30, 2009, in our Form 10-Q for the quarter ended September, 2009 in the Liquidity and Capital Resources disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of the Form 10-Q report, which was filed with the Commission on November 12, 2009. We will make similar disclosures in the future periodic reports which we file with the Commission.

Critical Accounting Policies, page 26

Goodwill, page 27

Comment:

2.	To the extent that your reporting unit has an estimated fair values that is not substantially in excess of its carrying value, please provide the following disclosures in future filings:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of any uncertainties associated with the key assumptions;

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value; and

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that the estimated fair value substantially exceeds the carrying value, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Mr. John Cash

November 13, 2009

Response:

In our next annual filing with the Commission on Form 10-K, we will make a disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operation substantially similar to the following disclosures, if appropriate:

The Company is required to test goodwill for impairment at least on an annual basis or more often if an event or circumstance indicates that an impairment, or decline in value may have occurred. We perform our annual impairment test on December 31 of each year.

For purposes of assessing impairment under ASC 350-20 the Company is a single reporting unit. We test goodwill for impairment by determining the fair value of the reporting unit and comparing that value to the carrying value of the reporting unit. Historically, the market capitalization of the Company has served as a reasonable proxy for the fair value of the reporting unit. Given the recent decline in our stock price, which management attributes to the limited trading activity of our common stock and the current economic recessionary environment, the fair value of the Company based on market capitalization, alone, is less than the stockholders’ equity of the Company as reflected in our consolidated balance sheet. As such, we determined the fair value of our reporting unit at December 31, 2008 based on a weighting of market-based and income-based valuation approaches.

For financial reporting purposes, fair value is defined as the amount at which an asset could be purchased or sold in a transaction between two willing parties, other than in a forced or liquidation sale. In accordance with generally accepted accounting principles (GAAP), quoted market prices in active markets are the best evidence of fair value. In addition, GAAP provides guidance that measuring the fair value of an entity is different from measuring the fair value of that entity’s individual equity securities, and that an acquirer of an entity often is willing to pay more for equity securities that give it a controlling interest (a “Control Premium”) than an investor would pay for a number of equity securities that represent less than a controlling interest. Consequently, the fair value of a reporting unit as a whole may exceed its market capitalization. We believe it is appropriate to consider a Control Premium in order to arrive at a control level of value. We have used a 30% control premium, which we believe is representative of the control level of value for market transactions with characteristics similar to ours. As of the date of valuation, utilizing our market capitalization and the respective control premium, the fair value of the reporting unit exceeded its carrying value by approximately 20%.

Mr. John Cash

November 13, 2009

In addition to the control premium adjusted market capitalization approach, we evaluated the fair value of the reporting unit utilizing a market approach which is based on a comparison to valuation multiples of publically-traded companies that are deemed to be reasonably comparable to the Company. We determined that the appropriate metric to apply the comparisons of multiples of enterprise values to is historical last 12 months earnings before interest, taxes, depreciation and amortization (EBITDA), including an appropriate Control Premium.

We also use an income approach to fair value the Company. Under the income approach, we measure an impairment based on a discounted cash flow model (DCF Model) over five years and a terminal period. This methodology is based on projected debt-free cash flows which are discounted to present value using discount factors that reflect the timing and risk of cash flows. The income approach requires management to make assumptions about future sales and costs, new products, new markets, general economic conditions, working capital and capital expenditures. Our estimate of cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, lower than anticipated revenues or higher than anticipated costs associated with our operations, prices we pay for materials and labor, and costs associated with our sales and marketing activities, as well as income taxes. In addition, results may differ due to changes in the products we offer and markets in which we serve The Home Depot. If for example, the Company experienced a decrease in discounted cash flows of more than approximately 32% from any single or a combination of our projection assumptions, the fair value of our goodwill would be less than the carrying value of our goodwill thus necessitating further impairment analysis and possible write downs. In addition, our projections are based on the assumption that our agreement with The Home Depot will be renewed on or before February 2011.

In applying the DCF Model we discounted the estimated cash flows to present value based on a discount rate of 17.75%. The discount rate reflects our weighted average cost of capital and an appropriate risk premium determined by our management to be commensurate with the risk inherent in our current business model.

After calculating the fair value of the Company using the three aforementioned methods, we assigned weighting to each method based upon management’s assessment of the extent to which each method best reflects the fair value of the reporting unit. Management believes that each method used has relative merits and that by using multiple methods, particularly in times of economic uncertainty, a better estimate of fair value is determined. For each for the methods utilized, considerable management judgment is necessary in reaching a conclusion regarding the reasonableness of fair value estimates, evaluating the most likely impact of a range of possible external conditions, discount factors to use, and selecting and weighting appropriate comparable market level inputs. The Company places greater emphasis on the income approach because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash flow performance. Based upon the results of this testing, we determined that the fair value of the

Mr. John Cash

November 13, 2009

reporting unit significantly exceeded its carrying value and therefore the Company concluded that no impairment of goodwill existed at December 31, 2008. If we were to determine that impairment existed, we would be required to record a charge to expense to write goodwill down to its fair value.

Controls and Procedures, page 30

Evaluation of Disclosure Controls and Procedures, page 30

3.	We note that your disclosure controls and procedures are “effective.” However, your disclosure does not contain the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are accumulated can communicated to your management, including your principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future filings to conclude as to the full definition of disclosure controls and procedures.

Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective, as applicable.

Response:

The Company confirms to the Staff that its disclosure controls and procedures are designed and are also effective to ensure that information required to be disclosed by the Company in its reports that is files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In future filings we will exactly restate the full definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and state that our principal executive and principal financial officers’ conclusion of the effectiveness or ineffectiveness of our disclosure controls and procedures has been evaluated in accordance with such definition.

Mr. John Cash

November 13, 2009

Comment:

Exhibit 31 – Certifications

4.	We note that your certifications replace the word “report” with “annual report” in paragraphs 2, 3, and 4. We further note in your Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 that your certifications replace the word “report” with “quarterly report” in paragraphs 2, 3, and 4. Please revise future filings to provide your certifications using the exact language required by Item 601(B)(31)(i) of Regulation S-K.

Response:

In future filings the Certifications of our Chief Executive Officer and Chief Financial Officer pursuant to the Section 302 of the Sarbanes-Oxley Act of 2002 will contain the exact language required by Item 601(B)(31)(i) of Regulation S-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please direct them to Robert A. DeFronzo, CFO at 214-488-6313 or Richard B. Goodner, VP – Legal Affairs at 214-488-6324.

Sincerely,

/s/ Robert A. DeFronzo
Robert A. DeFronzo
Chief Financial Officer

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